Exhibit 99.1

ESSA PHARMA INC.

STATEMENT OF EXECUTIVE COMPENSATION

(for the year ended September 30, 2018)

The following information is presented in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”), and sets forth compensation for each NEO (as defined below) and director of ESSA Pharma Inc. (“ESSA” or the “Company”) during the financial year ending September 30, 2018. This Statement of Executive Compensation is dated for reference February 19, 2019.

GENERAL

Interpretation

For the purpose of this “Statement of Executive Compensation”:

“Board” means the Company’s board of directors;

“Clarus” means Clarus Lifesciences III, L.P.

“Common Shares” means common shares without par value in the capital of the Company;

“Compensation Committee” means the compensation committee of the Board;

“independent director” has the meaning given to such term in the listing standards of the Nasdaq;

“Nasdaq” means Nasdaq Capital Markets;

“Omega” means Omega Fund Management, LLC;

“Option Plan” means the Company’s existing amended and restated stock option plan, which was approved by the Company’s shareholders on March 28, 2018 and amended by the Board on April 25, 2018;

“Options” mean stock options to purchase Common Shares;

“RSU Plan” means the Company’s existing restricted share unit plan, which was approved by the Company’s shareholders on March 28, 2018 and amended by the Board on April 25, 2018;

“RSUs” means restricted share units of the Company issued under ESSA’s RSU Plan;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“TSX” means the Toronto Stock Exchange; and

“TSXV” means the TSX Venture Exchange.

Currency

In this Statement of Executive Compensation, unless otherwise indicated, all dollar amounts and references to “$” are to US dollars. All references to “C$” are to Canadian dollars.

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Compensation Discussion and Analysis

Named Executive Officers

The following individuals are defined as “named executive officers” or “NEOs” pursuant to Form 51-102F6 – Statement of Executive Compensation:

(a)	the Chief Executive Officer (the “CEO”) of ESSA or any person that acted in a similar capacity during the most recently completed fiscal year;
(b)	the Chief Financial Officer (the “CFO”) of ESSA or any person that acted in a similar capacity during the most recently completed fiscal year;
(c)	each of the three most highly compensated executive officers of ESSA, including its subsidiary, ESSA Pharmaceuticals Corp., other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was individually more than C$150,000 per year; and
(d)	any additional individuals for whom disclosure would have been provided under paragraph (c) except that the individual was not serving as an executive officer of ESSA at the end of the most recently completed financial year.

Each of Dr. David Parkinson, President and CEO, David S. Wood, CFO, Peter Virsik, Executive Vice President and Chief Operating Officer (“EVP & COO”), Dr. Raymond Andersen, Chief Technology Officer (“CTO”), and Dr. Marianne Sadar, Chief Scientific Officer (“CSO”), is or was an NEO of the Company during the fiscal year ended September 30, 2018 for purposes of this disclosure.

Summary of Compensation

The following table sets forth all annual and long-term compensation for services paid to or earned by the named executive officers for the three most recently completed financial years.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive Plan compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans ($)(2)	Long- term incentive plans ($)
Dr. David R. Parkinson(3) CEO, President	2018 2017 2016	446,276 436,450 329,532	n/a n/a n/a	618,418(4) 527,526 707,120	219,300 nil nil	n/a n/a n/a	n/a n/a n/a	nil nil nil	1,283,994 963,976 1,036,652
David S. Wood CFO	2018 2017 2016	241,977 227,761(5) 198,477(5)	n/a n/a n/a	144,655(4) 9,953 70,218	103,243 nil 25,539(5)	n/a n/a n/a	n/a n/a n/a	nil nil nil	489,875 237,714 294,234
Peter Virsik EVP & COO	2018 2017 2016	371,387 365,000 60,833	n/a n/a n/a	360,476(4) 210,714 32,991	146,000 nil nil	n/a n/a n/a	n/a n/a n/a	nil nil nil	877,863 575,714 93,824

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive Plan compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans ($)(2)	Long- term incentive plans ($)
Dr. Raymond Anderson CTO and Director	2018 2017 2016	nil nil nil	n/a n/a n/a	108,482 nil nil	68,268(5) 11,966(5) 57,466(5)	n/a n/a n/a	n/a n/a n/a	126,325(5)(6) 85,327(5)(6) 127,940(5)(6)	303,075 97,293 185,406
Dr. Marianne Sadar CSO and Director	2018 2017 2016	nil nil nil	n/a n/a n/a	108,482 nil nil	147,097(5) 51,855(5) 141,749(5)	n/a n/a n/a	n/a n/a n/a	142,150(5)(7) 135,594(5)(7) 136,072(5)(7)	397,729 187,449 277,821

Notes:

(1)	Option-based awards represent the vesting of stock options granted in the current and previous years under the Option Plan (as defined below). The Company’s stock options are denominated in Canadian dollars and are converted at fair value to US dollars at the respective historical rates on grant date. The fair value of the stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. This approach is consistent with the majority of companies in our industries and is sensitive to the assumptions used. Under this method, the weighted average fair value of stock options granted to the NEOs in 2018 was $3.27 (2017 - $nil, 2016 – C$2.71) using the following assumptions:
	2018	2017	2016
Annual dividends per share	0%	n/a	0%
Expected stock price volatility	79.89%	n/a	72.93%
Risk-free interest rate	2.32%	n/a	0.63%
Expected life of options (in years)	10	n/a	3.58

(2)	Non-equity annual incentive plan compensation relates to discretionary cash bonuses that were granted to NEOs for the respective fiscal years. These bonuses were payable by their terms at the discretion of the Board.
(3)	Dr. David R. Parkinson was appointed to the Board of Directors on June 24, 2015, and as President and CEO on January 7, 2016. He earned $14,750, $nil and $nil in directors’ fees in 2016, 2017 and 2018, respectively, and $142,728, $42,317, and $2,570 from option-based awards granted to him in his capacity as director in 2016, 2017 and 2018, respectively.
(4)	On February 21, 2018, the Board approved the re-grant, repricing and extension of the expiry date of an aggregate of 1,667,000 Options under the Option Plan. The shareholders of the Company approved, by way of disinterested shareholder approval, the re-grant and repricing of the Options, and the extension of the expiry dates thereof at the annual general and special meeting of shareholders held on March 28, 2018. The fair value of the cancelled options at the date of grant was estimated using the Black-Scholes option pricing model with the assumptions listed in note (1) above. The incremental fair value shown above is equal to the difference between the value of the Options granted and the value of the options that were cancelled. Additional information relating to the re-grant and repricing of the Options, and the extension of the expiry dates thereof can be found in the Company’s management information circular dated February 23, 2018, which is available on SEDAR under the ESSA’s profile at www.sedar.com.
(5)	These amounts were incurred in Canadian dollars and converted at the average rates of exchange for the respective fiscal years: 2018 – 0.7793; 2017 – 0.7627; 2016 – 0.7546;
(6)	Dr. Raymond Andersen has a consulting agreement with the Company, pursuant to which he was paid a monthly fee of C$15,000.
(7)	Dr. Marianne Sadar has a consulting agreement with the Company, pursuant to which she was paid a monthly fee of C$15,000.

Compensation Discussion and Analysis

Performance Graph

The following table and graph compare the cumulative total shareholder return on C$100 invested in Common Shares of the Company with C$100 invested in the S&P/TSX Composite Index from January 27, 2015 (the day the Common Shares were listed on the TSXV) to September 30, 2018 (the Company’s most recent financial year end). The below historic shareholder return data is on a post-Consolidation (as defined below) basis, with the Consolidation being given retroactive effect to the beginning of the comparative period. All dollar amounts are reflected in Canadian dollars.

Date	January 27, 2015	September 30, 2015	September 30, 2016	September 30, 2017	September 30, 2018
ESSA	C$100	C$191.86	C$83.72	C$8.37	C$4.74
S&P/TSX Composite Index	C$100	C$87.41	C$98.48	C$104.13	C$107.59

The trend in overall compensation paid to the NEOs over the past four years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the Common Shares as a component of the Company’s Executive Compensation Program (as defined below) and strategy.

Compensation Committee

The Compensation Committee is comprised of Scott Requadt (Chair), Richard Glickman and Otello Stampacchia. The Compensation Committee is responsible for reviewing the compensation plans and severance arrangements for management, to ensure they are commensurate with comparable companies. The Compensation Committee:

•	reviews and makes recommendations to the Board about the objectives, performance and compensation of the CEO;
•	reviews the recommendations of the CEO regarding:
•	compensation of the senior executive officers of the Company that report to the CEO;
•	the compensation policy of the Company (the “Executive Compensation Program”), including internal structure, annual review and relationship to market levels and changes to ensure the relationship between senior management performance and compensation is appropriate; and

•	significant changes in Company’s benefit plan and human resources policies with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel;
•	recommends the issuance of stock options to employees, consultants, and directors which the Board then decides whether to approve; and
•	reviews overall compensation programs.
•	factors that are taken into consideration when making compensation decisions include:
•	the financial resources available or expected to be available to the Company;
•	comparative compensations levels for companies of ESSA’s size in the biopharmaceutical industry;
•	the capabilities of individual contributors to the Company’s success;
•	the reasonable compensation expectations of the individual contributor; and
•	relative equity with other ESSA contributors.

The Compensation Committee members have the necessary expertise to enable them to make decisions on the suitability of the Company’s policies and practices. All members of the board have significant experience in the pharmaceutical industry and on other boards. Additionally, Richard Glickman and Scott Requadt have direct experience relevant to their responsibilities on the Compensation Committee as they currently serve, or have served in the past, on compensation committees of other publicly traded companies and are familiar with remuneration in ESSA’s industry. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

Compensation Committee Members

Scott Requadt, Director

Mr. Requadt, LL.B, MBA, has served as a director of the Company since January 14, 2016. He is currently CEO of Regenerex, Inc., a privately-held company focused on cell therapy. He was a Managing Director at Clarus Ventures, LLC, a life sciences investment capital fund (now Blackstone Life Sciences) from 2005 to 2018 and remains a Venture Partner. Mr. Requadt was nominated to the Board of the Company pursuant to certain nomination rights held by Clarus. Mr. Requadt has over 17 years of operating and investment experience in the pharmaceutical industry. Prior to joining Clarus in 2005, Mr. Requadt was Director, Business Development of TransForm Pharmaceuticals, and previously practiced for several years as a mergers and acquisitions attorney at the New York City-based law firm of Davis Polk & Wardwell. Before that, Mr. Requadt was a law clerk for a senior judge at the Supreme Court of Canada. Mr. Requadt holds a B.Com (Economics & Finance) from McGill University, an LL.B from University of Toronto and an MBA from Harvard Business School (Baker Scholar). Mr. Requadt has been involved in multiple Clarus investments spanning both therapeutics and medtech, including Intercept Pharmaceuticals as well as several research and development risk-sharing collaborations with large pharmaceutical partners. He has previously been active on the board of directors of AVROBIO Inc., TyRx Inc., Catabasis Pharmaceuticals Inc., Oxford Immunotec Global PLC, Link Medicine Corp., Biolex Therapeutics Inc., and VBI Vaccines.

Richard M. Glickman

Mr. Richard M. Glickman has served as the Chairman of the Board of the Company since October 2010. As the Chairman of the Board, Mr. Glickman is responsible for the management of the Board to ensure the Company has appropriate objectives and an effective strategy, and that it is operating in accordance with a high standard of corporate governance. Mr. Glickman was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Inc. (“Aspreva”) which was acquired by the Galenica Group for $915 million. Prior to establishing Aspreva, Mr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Mr. Glickman currently serves on the Board of Directors of Correvio Pharma Corp. (formerly Cardiome Pharma Corp.) as a member of the Compensation and Audit Committees and as its lead independent director. In addition, Mr. Glickman serves as Chairman of the Board and CEO of Aurinia Pharmaceuticals Inc., as Chairman of the Board of Engene Corporation and as a Director of Vida Pharmaceuticals. Dr. Glickman has served on numerous biotechnology and community boards, including as a member of the Canadian federal government’s National Biotechnology Advisory Committee, Director of the Canadian Genetic Disease Network, Chairman of Life Sciences B.C. and a member of the British Columbia Innovation Council. Mr. Glickman is the recipient of numerous awards including the Ernst and Young Entrepreneur of the Year, a recipient of both BC and Canada’s Top 40 under 40 award, the BC Lifesciences Leadership Award and the Corporate Leadership Award from the Lupus Foundation of America.

Dr. Otello Stampacchia

Dr. Otello Stampacchia, Ph.D., has served as a director of the Company since October 2018, pursuant to certain nomination rights held by Omega. Dr. Stampacchia founded Omega Funds in 2004 and leads the firm’s investor relations and strategic initiatives. He is a member of the firm’s investment committee and is also heavily involved in a number of Omega’s therapeutic areas of interest, particularly in oncology, rare diseases and inflammatory disorders. In addition, Dr. Stampacchia serves on the boards of Gossamer Bio, Inc., Kronos Bio Inc., Median Technologies SA and Replimune Limited. Previously, Dr. Stampacchia was in charge of life sciences direct investments and diligence for healthcare venture fund of fund investments at AlpInvest Partners (“AlpInvest”), one of the largest private equity asset managers worldwide. Before AlpInvest, he was the portfolio manager of the Lombard Odier Immunology Fund, a $3 billion listed investment vehicle in Geneva, Switzerland, investing in public and private healthcare companies worldwide. Dr. Stampacchia was also previously a member of the HealthCare corporate finance and M&A team at Goldman Sachs (London and New York offices). Before Goldman Sachs, he helped co-found the healthcare investment activities at Index Securities (now Index Ventures). Dr. Stampacchia has a PhD in Molecular Biology from the University of Geneva, holds a European Doctorate in Biotechnology from the EU, and obtained an MSc in Genetics from the University of Pavia.

Compensation Discussion and Analysis

ESSA’s compensation philosophy for NEOs is focused on its belief that capable and qualified employees are critical to the Company’s success. Therefore, its compensation plan is designed to attract the very best individuals in each expertise arena critical for the Company’s success and to use salaries and long-term incentive compensation in the form of stock options or other suitable long-term incentives to attract and retain such employees. In making its determinations regarding the various elements of executive stock option grants, ESSA will seek to meet the following objectives:

(a) to attract, retain and motivate talented executives who create and sustain ESSA’s continued success within the context of compensation paid by other companies of comparable size engaged in similar business in appropriate regions;

(b) to align the interests of the ESSA’s NEOs with the interests of shareholders of ESSA; and

(c) to incentivize extraordinary performance from the Company’s key employees.

Elements of Compensation

Base Salary – The base salary review of any NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not evaluated against a formal “peer group”. The base salaries for ESSA’s NEOs as of the Company’s most recently completed financial year were:

NEO	BASE SALARY
Dr. David R. Parkinson (CEO)	$451,758/year
David S. Wood (CFO)	$236,900/year
Peter Virsik (EVP & COO)	$375,950/year
Dr. Raymond Andersen	C$180,000/year
Dr. Marianne Sadar (CSO)	C$180,000/year

Performance-Based Cash Bonuses – The Company may elect to utilize performance-based cash bonuses where the role-related context and competitive environment suggest that such a compensation modality is appropriate. When and if utilized, the amount of cash bonus compensation will normally be paid on the basis of timely achievement of specific pre-agreed milestones. Each milestone will be selected based upon consideration of its impact on shareholder value creation and the ability of the Company to achieve such milestone during a specific interval. The amount of bonus compensation will be determined based upon achievement of the milestone, its importance to the Company’s near and long term goals at the time such bonus is being considered, the bonus compensation awarded to similarly situated executives in similarly situated development stage life-sciences companies and any other factors the Company may consider appropriate at the time such performance-based bonuses are decided upon. The quantity of bonus will normally be a percentage of base salary not to exceed 100%. However, in exceptional circumstances, the quantity of bonus paid may be connected to the shareholder value creation embodied in the pre-agreed milestones.

The bonuses available to the NEOs as of September 30, 2018 were:

NEO	BONUS PAYABLE
Dr. David R. Parkinson (CEO)	Up to 50% of Base Salary
David S. Wood (CFO)	Up to 40% of Base Salary
Peter Virsik (EVP & COO)	Up to 40% of Base Salary
Dr. Raymond Andersen (CTO)	Up to 25% of Base Salary
Dr. Marianne Sadar (CSO)	Up to 25% of Base Salary

Up to the date of this Statement of Executive Compensation, the Company has generally relied on a flexible and informal approach to executive compensation.

Stock Options and Restricted Share Units – Options issued under the Option Plan and RSUs issued under the RSU Plan are a key compensation element for companies such as ESSA. Because many of the most capable employees in ESSA’s industry work for pharmaceutical companies who can offer attractive cash and bonus compensation and a high level of employment security, Options and RSUs represent a compensation element that balances the loss of employment security that such employees must accept when moving to a small development-stage company like ESSA. Options and RSUs are also an important component of aligning the objectives of ESSA’s employees with those of ESSA’s shareholders. ESSA has issued significant stock option positions to senior employees and lesser amounts to lower-level employees. The precise amount of Options to be offered was governed by the importance of the employee’s role within ESSA, by the competitive environment within which ESSA operates and by the regulatory limits on Option and RSU grants that cover organizations such as ESSA. Previous grants of option-based awards are also taken into account when considering new grants. This reflects ESSA’s commitment to attracting and retaining world-class expertise. No RSUs were granted by the Company in the financial year ending September 30, 2018. The Options granted to the Company’s NEOs as of the Company’s most recently completed financial year are as follows:

NEO	OPTIONS
Dr. David R. Parkinson (CEO)	2,500 Options ($4.00 exercise price per Common Share, expiring June 23, 2025)
30,000 Options ($4.00 exercise price per Common Share, expiring January 12, 2026)
235,000 Options ($4.00 per Common Share, expiring February 21, 2028)
David S. Wood (CFO)	3,750 Options (C$4.90 exercise price per Common Share, expiring July 30, 2024)
10,000 Options (C$4.90 exercise price per Common Share, expiring July 30, 2024)
66,250 Options (C$4.90 exercise price per Common Share, expiring February 21, 2028)
Peter Virsik (EVP & COO)	14,500 Options ($4.00 exercise price per Common Share, expiring August 9, 2026) 173,000 Options ($4.00 exercise price per Common Share, expiring February 21, 2028
Dr. Raymond Andersen (CTO)	80,000 Options (C$4.90 exercise price per Common Share, expiring February 21, 2028)
Dr. Marianne Sadar (CSO)	80,000 Options (C$4.90 exercise price per Common Share, expiring February 21, 2028)

Compensation-Related Actions Subsequent to Most Recently Completed Financial Year

On October 18, 2018, Dr. Otello Stampacchia of Omega was appointed to the Board of the Company pursuant to Omega’s nomination right. Concurrently, the Company granted 12,000 stock options, exercisable at $3.58 per share for a period of ten years, to Dr. Stampacchia in relation to his appointment.

Compensation Risks

The Board has an active role in risk oversight regarding the Company’s compensation policies and practices. In making its compensation-related decisions, the Board considers all factors related to an executive’s performance and carefully reviews and considers the Company’s compensation policy and the risks implicitly or explicitly connected to such compensation-related decisions. These risks include the risks associated with employing executives who are not world-class in their capabilities and experience, the risk of losing capable but under-compensated executives, and the financial risks connected to the Company’s operations, of which executive compensation is an important part.

In adopting the compensation philosophy described above, the principal risks identified by ESSA are:

•	that the Company will be forced to raise additional funding (causing dilution to shareholders) in order to attract and retain the calibre of executive employees that it seeks; and
•	that the Company will have insufficient funding to achieve its objectives.

After careful consideration of these risks, the Board has adopted the compensation policy described above.

Directors and NEOs are prohibited from directly or indirectly entering into short sales or buying or selling a call or put in respect of the Company’s securities. In addition, directors are not permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange funds) designed to hedge or offset a decrease in the market value of ESSA’s equity securities granted as compensation or held, directly or indirectly, by the director or NEO.

NEO Compensation

As of September 30, 2018, ESSA had five NEOs: Dr. David R. Parkinson, President and CEO of the Company, David S. Wood, CFO, Peter Virsik, EVP & COO, Dr. Raymond Andersen, CTO, and Dr. Marianne Sadar, CSO.

Defined Benefits Plans

ESSA currently does not have a defined benefits pension plan.

Defined Contribution Plans

ESSA currently does not have a defined contribution plan.

Deferred Compensation Plans

ESSA currently does not have a deferred compensation plan.

Termination and Change of Control Benefits

Except as described below, there are no contracts, agreements, plans or arrangements that provide for payments to a NEO at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or its subsidiary or a change in a NEO’s responsibilities (excluding perquisites and other personal benefits if the aggregate of this compensation is less than C$50,000).

The Company has entered into employment agreements or consulting agreements with certain NEOs, which provide for certain rights upon termination of employment or a change of control of ESSA. ESSA believes that these provisions of the NEO employment agreements or consulting agreements are reasonable in the context of similar-sized biopharmaceutical companies. The Company expects to offer similar provisions to executive-level employees in the future.

Specific termination and change-of-control provisions of each NEO include:

For Dr. David R. Parkinson:

  A payment of one year of base salary upon termination without cause. This amount increases to 18 months if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Had Dr. Parkinson’s employment been terminated without cause on September 30, 2018, he would have received $451,758. Had Dr. Parkinson’s employment been terminated without cause after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination, he would have received $677,637.
  Immediate vesting of all stock options upon occurrence of a change of control event. As of the date of this Statement of Executive Compensation, Dr. Parkinson held 267,500 Options, which had a value of $nil based on the Nasdaq closing price of $3.001 per Common Share as at September 28, 2018.

For David S. Wood:

  A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Mr. Wood been terminated without cause on September 30, 2018, whether or not the termination was caused by a change of control event, he would have received up to $236,900.
  Immediate vesting of all stock options upon occurrence of a change of control event. As of the date of this Statement of Executive Compensation, Mr. Wood held 80,000 Options, which had a value of C$nil based on the TSXV closing price of C$4.08 per Common Share as at September 28, 2018.

For Mr. Peter Virsik:

  A payment of one year of base salary upon termination without cause. This amount increases to 18 months if the termination without cause occurs within 18 months after a change of control event. Had Mr. Virsik’s employment been terminated without cause on September 30, 2018, he would have received $375,950. Had Mr. Virsik’s employment been terminated without cause within 18 months after a change of control event, he would have received $563,925.
  Immediate vesting of all stock options upon occurrence of a change of control event. As of the date of this Statement of Executive Compensation, Mr. Virsik held 187,500 Options, which had a value of $nil based on the Nasdaq closing price of $3.001 per Common Share as at September 28, 2018.

For Dr. Raymond Andersen:

  Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Andersen held 80,000, which had a value of C$nil based on the TSXV closing price of C$4.08 per Common Share as at September 28, 2018.

For Dr. Marianne Sadar:

  Immediate vesting of all stock options upon occurrence of a change of control event. As of the date of this Statement of Executive Compensation, Dr. Sadar held 80,000 options, which had a value of C$nil based on the TSXV closing price of C$4.08 per Common Share as at September 28, 2018.

Outstanding Option-Based and Share-Based Awards

The following table discloses the particulars of each NEO for awards outstanding at the end of the financial period ended on September 30, 2018.

Name and principal position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. David R. Parkinson (CEO)	2,500 30,000 235,000	$4.00 $4.00 $4.00	June 23, 2025 January 12, 2026 February 21, 2028	nil nil nil	N/A	N/A	N/A
David S. Wood (CFO)	3,750 10,000 66,250	$3.79(1) $3.79(1) $3.79(1)	July 30, 2024 July 30, 2024 February 21, 2028	nil nil nil	N/A	N/A	N/A
Peter Virsik (EVP & CMO)	14,500 173,000	$4.00 $4.00	August 9, 2026 February 21, 2028	nil nil	N/A	N/A	N/A

Name and principal position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Raymond Andersen (CTO)	80,000	$3.79(1)	February 21, 2028	nil	N/A	N/A	N/A
Dr. Marianne Sadar (CSO)	80,000	$3.79(1)	February 21, 2028	nil	N/A	N/A	N/A

Notes:

(1)	The Company’s Options are granted based on exercise price in Canadian dollars; such amount has been converted to US dollars using the closing exchange rate of 0.7725 as of September 28, 2018.
(2)	Based on a closing share price of $3.001 on the Nasdaq as of September 28, 2018.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth, for each of the NEOs, the value of option-based awards and share-based awards which vested or were earned during the financial period ended September 30, 2018.

Name and principal position	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Dr. David R. Parkinson (CEO)	618,418	N/A	N/A
David S. Wood (CFO)	144,655	N/A	N/A
Peter Virsik (EVP & COO)	360,476	N/A	N/A
Dr. Raymond Andersen (CTO)	108,482	N/A	N/A
Dr. Marianne Sadar (CSO)	108,482	N/A	N/A

Director Compensation

On January 1, 2015, ESSA adopted a compensation plan for independent members of the Board. Pursuant to this compensation plan, both cash payments and Options are offered to independent directors. Each independent director will receive a retainer of $25,000 per annum. In addition, the Chairman of the Board will receive a premium of $25,000 per annum and the Chair of each sub-committee will receive a premium of $10,000 per annum. Independent directors will also be paid a cash fee of $1,500 per in-person meeting, and $1,000 per teleconference meeting, $1,000 per sub-committee meeting, and receive an Option grant of 12,000 Options, vesting in 48 equal monthly instalments beginning on the first month anniversary of the grant. Directors who are ESSA’s officers, employees or consultants will receive no compensation under the terms of this compensation plan. Compensation of non-independent directors is determined by the Board, which may receive input from the Compensation Committee with respect to such compensation. Scott Requadt is not considered to be independent due to his affiliations with Clarus, a significant shareholder of the Company with certain Board nomination rights. Otello Stampacchia, who was appointed to the Board on October 22, 2018, is not an independent director due to his affiliations with Omega, a significant shareholder of the Company with certain Board nomination rights.

Summary of Compensation

As at September 30, 2018, the end of the Company’s last fiscal year, non-NEO directors held 48,000 Options in the Company, granted in current and prior years, resulting in $88,541 vested or earned in the year ended September 30, 2018. The following table sets forth all annual and long-term compensation for services paid to or earned by the non-NEO directors for the three most recently completed financial years.

Name and Principal Position(1)	Year	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive Plan compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term incentive plans ($)
Richard Glickman Chairman	2018 2017 2016	60,500 58,000 71,500	n/a n/a n/a	24,028(3) 1,914 5,669	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	84,528 59,914 77,169
Gary Sollis Corporate Governance and Nomination Committee Chair	2018 2017 2016	45,000 45,500 56,500	n/a n/a n/a	28,525(3) 3,146 9,178	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	73,525 48,646 65,678
Franklin Berger Audit Committee Chair	2018 2017 2016	43,500 45,500 54,500	n/a n/a n/a	18,448(3) 9,008 39,104	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	61,948 54,508 93,604
Scott Requadt Compensation Committee Chair	2018 2017 2016	41,500 42,500 nil	n/a n/a n/a	15,307 nil nil	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	56,807 42,500 nil
Hugo Beekman(4) Director	2018 2017 2016	5,972 n/a n/a	n/a n/a n/a	2,234 n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	8,206 n/a n/a

Notes:

(1)	The relevant disclosure regarding Dr. David R. Parkinson’s, Dr. Raymond Andersen’s and Dr. Marianne Sadar’s compensation received as a director of the Company is set out in the table under the heading “Statement of Executive Compensation – Summary of Compensation”.
(2)	Option-based awards represent the vesting of stock options granted in the current and previous years under the Option Plan. The Company’s stock options are denominated in Canadian dollars and are converted at fair value to US dollars at the respective historical rates on grant date. The fair value of the stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. This approach is consistent with the majority of companies in our industries and is sensitive to the assumptions used. Under this method, the weighted average fair value of stock options granted to the non-management directors in 2018 was $0.75 (2017 – nil, 2016 – nil) using the following assumptions:
	2018	2017	2016
Annual dividends per share	0%	n/a	n/a
Expected stock price volatility	72.55%	n/a	n/a
Risk-free interest rate	2.23%	n/a	n/a
Expected life of options (in years)	6.99	n/a	n/a

(3)	On February 21, 2018, the Board approved the re-grant, repricing and extension of the expiry date of an aggregate of 1,667,000 Options under the Option Plan. The shareholders of the Company approved, by way of disinterested shareholder approval, the re-grant and repricing of the Options, and the extension of the expiry dates thereof at the annual general and special meeting of shareholders held on March 28, 2018. The fair value of the cancelled options at the date of grant was estimated using the Black-Scholes option pricing model with the assumptions listed in note (1) above. The incremental fair value shown above is equal to the difference between the value of the Options granted and the value of the options that were cancelled. Additional information relating to the re-grant and repricing of the Options, and the extension of the expiry dates thereof can be found in the Company’s management information circular dated February 23, 2018, which is available on SEDAR under the ESSA’s profile at www.sedar.com.
(4)	Mr. Beekman resigned from the Board on May 30, 2018 and Dr. Otello Stampacchia was appointed to the Board on October 18, 2018.

Incentive Plan Awards Outstanding

The following table discloses the particulars of each non-NEO director for awards outstanding at the end of the financial period ended on September 30, 2018.

Name and principal position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Richard Glickman	3,750 8,250	$3.79(1) $3.79(1)	May 21, 2024 February 21, 2028	nil	N/A	N/A	N/A
Gary Sollis	6,000 6,000	$3.79(1) $3.79(1)	May 21, 2024 February 21, 2028	nil	N/A	N/A	N/A
Franklin Berger	2,500 9,500	$4.00 $4.00	March 5, 2025 February 21, 2028	nil	N/A	N/A	N/A
Scott Requadt	12,000	$4.00	February 21, 2018	nil	N/A	N/A	N/A

Notes:

(1)	These Options are granted based on exercise price in Canadian dollars; such amount has been converted to US dollars using the closing exchange rate of 0.7725 as of September 28, 2018.
(2)	Based on a closing share price of $3.001 on the Nasdaq as of September 28, 2018.

Amendment of Stock Options

On February 21, 2018, the Board approved the re-grant, repricing and extension of the expiry date of an aggregate of 1,667,000 Options under the Option Plan The shareholders of the Company approved, by way of disinterested shareholder approval, the re-grant and repricing of the Options, and the extension of the expiry dates thereof at the annual general and special meeting of shareholders held on March 28, 2018.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth, for each of the non-NEO directors, the value of option-based awards and share-based awards which vested or were earned during the financial period ended September 30, 2018.

Name and principal position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Richard Glickman	24,028	N/A	N/A
Gary Sollis	28,525	N/A	N/A

Name and principal position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Franklin Berger	18,448	N/A	N/A
Scott Requadt	15,307	N/A	N/A
Hugo Beekman(1)	2,234	N/A	N/A

Notes:

(1)	Mr. Beekman resigned from the Board on May 30, 2018 and Dr. Otello Stampacchia was appointed to the Board on October 18, 2018.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

On September 4, 2014, ESSA adopted a stock option plan, which was later amended and restated on May 21, 2015, March 10, 2016, and March 8, 2017. On November 27, 2017, the listing of ESSA’s Common Shares was transferred from the TSX and such Common Shares were conditionally listed on the TSXV. As a condition to the transfer of the listing of the Common Shares from the TSX to the TSXV, the Company was required to adopt a stock option plan that complies with Policy 4.4 – Incentive Stock Options of the TSXV Corporate Finance Manual. In order to comply with this condition, the Board approved the Option Plan on February 21, 2018. The Option Plan is a fixed number stock option plan that incorporates TSXV requirements and replaces the previous option plan (other than with respect to Options granted prior to February 28, 2017). The shareholders of the Company approved the Option Plan at the annual general and special meeting of shareholders held on March 28, 2018.

Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 20 pre-consolidation shares (the “Consolidation”). In order to give effect to the share consolidation, the Company amended the Option Plan to, among other things, reduce the maximum number of Common Shares that may be reserved and available for issuance under the Option Plan and all other equity incentive plans of the Company to 1,155,218 Common Shares.

The purpose of the Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants, and to reward such of those directors, officers, employees and consultants as may be awarded Options under the Option Plan by the Board from time to time for their contributions toward creating shareholder value through achievement of the short and long term goals of the Company.

On February 21, 2018, ESSA adopted the RSU Plan. The shareholders of the Company approved the RSU Plan at the annual general and special meeting of shareholders held on March 28, 2018. In order to give effect to the Consolidation, the RSU Plan was amended on April 25, 2018 in order to, among other things, reduce the maximum number of Common Shares that may be reserved and available for issuance under the Option Plan and all other equity incentive plans of the Company to 1,155,218 Common Shares. The RSU Plan has been established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Company, to recognize and reward their significant contributions to the long-term success of the Company, including to align the employees’, consultants’, directors’ and officers’ interests more closely with the shareholders of the Company.

The Board intends to use RSUs issued under the RSU Plan, as well as the Options issued under the RSU Plan as part of the Company’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of holders thereof with those of the shareholders by tying compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced persons by rewarding those individuals who make a long-term commitment to the Company.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (as at September 30, 2018)	Weighted-average exercise price of outstanding options, warrants and rights(2) (as at September 30, 2018)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as at September 30, 2018)
Equity compensation plans approved by securityholders(1)	900,459(3)	$4.80	254,759(4)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	900,459(3)	$4.80	254,759(4)

Notes:

(1)	The Option Plan and RSU Plan provide that the maximum number of Common Shares to be acquired pursuant to Options and RSUs granted under the Option Plan and RSU Plan, respectively, is 1,155,218. As of September 30, 2018, the Company has no outstanding RSUs.
(2)	RSUs involve the issuance of the underlying Common Shares upon vesting and do not require the holder to pay an exercise price. The figures in this column are therefore only applicable to Options.
(3)	This number represents 14.27% of the 6,311,098 issued and outstanding Common Shares as of the Record Date.
(4)	This number is derived from subtracting the total number of Options and RSUs issued and total number of Options exercised and RSUs vested pursuant to the Option Plan and RSU Plan, respectively, as at September 30, 2018 from the maximum number of Common Shares to be acquired pursuant to Options and RSUs granted under the Option Plan or RSU Plan, respectively.

Particulars of the Option Plan

Administration

The Option Plan is administered by the Board, subject to the Board’s power to delegate such administrative duties and powers as it may seem fit to a director or senior officer or employee of the Company, from time to time. In connection with its administrative role, the Board may make, amend and repeal at any time and from time to time such policies not inconsistent with the Option Plan as it may deem necessary or advisable for the proper administration of the plan. ESSA’s administration of the Option Plan will be consistent with the policies and rules of the TSXV and will comply with such other stock exchanges on which the Common Shares may be listed from time to time. The following is a brief description of the material provisions of the Option Plan.

Eligibility Under the Option Plan

Pursuant to the Option Plan, Options may be granted to:

(a)       a director of the Company or any of its subsidiaries;

(b)       an officer of the Company or any of its subsidiaries;

(c)	an employee of the Company or any of its subsidiaries, which is (i) and individual that is considered an employee of the Company or any of its subsidiaries under the Income Tax Act (Canada); (ii) an individual who works full-time for the Company or any of its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; (iii) an individual who works for the Company or any of its subsidiaries on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

(e)	a management company employee, which is an individual employed by a person providing management services to the Company, which is required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities (as defined by the policies of the TSXV); and

(f)	a consultant to the Company or any of its subsidiaries, which is an individual (or a corporation or partnership of which the individual is an employee, shareholder or partner), other than an employee, officer, management company employee or a director of the Company, that (i) is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or any of its subsidiaries, other than services provided in relation to a distribution; (ii) provides the services under a written contract between the Company or a subsidiary of the Company and the individual or the consultant company; (iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or its subsidiaries; and (iv) has a relationship with the Company or a subsidiary of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

Common Shares Issuable Under the Option Plan

The Option Plan provides that the maximum number of Common Shares that may be reserved and available for issuance under the Option Plan and all other equity incentive plans of the Company, is 1,155,218. If any Option expires, is cancelled or otherwise terminated for any reason without having been exercised in full, the number of Common Shares in respect of which such Option was not exercised will again be available for issuance under the Option Plan.

Restrictions on Option Grants

The Board has the power to determine, in its sole discretion, those directors, officers, employees, management company employees and consultant to whom Options are to be awarded, subject to the following restrictions:

(a)	no Option can be granted to any optionee unless the Board has determined that the grant of such Option and the exercise thereof by the Option will not violate the securities laws of the jurisdiction in which the optionee resides;
(b)	the number of Common Shares issuable pursuant to grants of Options under the Option Plan, together with all of the Company’s other security-based compensation arrangements in existence from time to time, within a one-year period:
(i)	subject to (ii) and (iii) immediately below, to any one person, shall not exceed 5% of the issued and outstanding Common Shares as at the time of the applicable grant;
(ii)	to a consultant, shall not exceed 2% of the issued and outstanding Common Shares, as at the time of the applicable grant; and

(iii)	to persons employed to conduct investor relations activities (as defined by the policies of the TSXV), shall not exceed 2% of the issued and outstanding Common Shares, as at the time of the applicable grant;
(c)	unless the Company obtains disinterested shareholder approval in accordance with the Option Plan and the policies of the TSXV:
(i)	the maximum aggregate number of Common Shares that may be reserved for issuance to insiders of the Company under the Option Plan; and
(ii)	the maximum aggregate number of Option granted to insiders of the Company under the Option Plan within a one-year period,

may not exceed 10% of the issued and outstanding Common Shares as the time of the applicable grant.

Exercise Price of Options

The exercise price of an Option will be determined by the Board when the Option is granted and shall not be less than the closing market price of the Company’s Common Shares on the Nasdaq or the TSXV, as the case may be, on the applicable date, if there is no closing trading price at such time of grant of the Option, then on the trading day immediately prior to the date of the grant of the Option. The exercise price per Common Share under an Option may be reduced at the discretion of the Board if (i) prior TSXV approval is obtained and at least six months has elapsed since the later of the date such option was granted and the date the exercise price for such option was last amended, and (ii) shareholder approval is obtained for any reduction in the exercise price of an Option and, in the case of a reduction in the exercise price of an Option held by an insider of the Company, disinterested shareholder approval is obtained for such reduction. The foregoing conditions to reduction of an exercise price shall not apply in the case of certain adjustments, such as alterations to the capital structure of the Company, as set out in the Option Plan.

Vesting of Options

Subject to the policies of the TSXV, an Option granted under the Option Plan shall vest and may be exercised during the term of the Option in accordance with any vesting schedule as the Board may determine, in its sole discretion. However, Options issued to persons retained to provide investor relations activities (as defined by the policies of the TSXV) will be subject to a vesting schedule of at least 12 months whereby no more than 25% of the options granted may be vested in any three-month period.

Term of Options

The Option Plan provides that Options shall expire on the expiration date determined by the Board, provided that the term of an Option shall not exceed ten years from its date of grant. Options must be exercised, if at all, on or before their respective expiration date. In the event that the term of an Option expires during a blackout period (as defined by the policies of the TSXV) such term will automatically be extended to the date that is ten business days following the end of such blackout period and, in the event that a blackout period is imposed during such extension period, the extension period will be deemed to commence following the end of the additional blackout period to enable the exercise of the applicable Option within ten business days following the end of the last imposed blackout period. The maximum term an Option may be extended by the Board, provided that the Board obtains shareholder approval for such extension.

Transferability

Options granted under the Option Plan are non-transferable and non-assignable, except as specifically provided under the Option Plan in the event of the death or disability of an optionee.

Termination of Options

To the extent not earlier exercised or terminated in accordance with the Option Plan, an Option will terminate at the earliest of:

(a)	the termination date set by the Board upon the grant of the Option, subject to extension in case of a blackout period, as further set out above under the subheading “- Term of Options”;
(b)	where the optionee’s position as an employee, consultant, director or officer is terminated for just cause, the date of such termination for just cause;
(c)	unless determined otherwise by the Board, where the optionee’s position as an employee, consultant, director or officer terminates for a reason other than the optionee’s disability, death, or termination for just cause, on the termination date with respect to the Options that have not vested at such termination date, and 90 days after such date of termination with respect to the Options that have vested as at such termination date, provided that if an optionee’s position with the Company changes from one of the said categories to another category, such change shall not constitute termination; and
(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of the Option Plan.

Effect of Death, Disability or Retirement of Optionee

If the position of an optionee as a director, officer, employee or consultant of the Company or any of its subsidiaries, is terminated as a result of his or her death, any Options held by such optionee shall pass to the person who is entitled to ownership of such Options pursuant to a will or the applicable laws of descent and distribution upon death (a “Qualified Successor”), and shall be exercisable by the Qualified Successor for a period of one year following such death, provided that in no case shall the term of the Option extend beyond ten years from the date of grant.

If the position of an optionee as a director, officer, employee or consultant of the Company or any of its subsidiaries, is terminated by reason of such optionee's disability, any Option held by such optionee that could have been exercised immediately prior to such termination shall be exercisable by such optionee, or by his or her guardian, for a period of one year following the termination of such optionee.

If an optionee who has ceased to be employed by the Company or any of its subsidiaries by reason of such optionee's disability dies within 30 days after the termination of such employment, any Option held by such optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such optionee, and shall be exercisable by the Qualified Successor for a period of one year following the death of such optionee, provided that in no case shall the term of the Option extend beyond five years from the date of grant.

Options held by a Qualified Successor or exercisable by a guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

In the event of the termination of employment of an optionee who is an employee at any time during the term of an Option by reason of the deemed retirement of such employee, as may be determined by the Board, in its sole discretion, then the rights to purchase Common Shares under the Option which have accrued to the optionee and remain unexercised at, or which accrue subsequent to, the date of his or her retirement shall remain exercisable by the optionee (or by the optionee's legal personal representative or representatives if the optionee dies before the last date of exercise of the Option) for a period of one year following the retirement of such optionee in accordance with the terms of the Option.

Tax Withholding

Pursuant to the Option Plan, the Company may implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an optionee who wishes to exercise an Option must, as a condition of exercise, comply with the various procedures set out in the Option Plan, including but not limited to delivering to the Company an amount determined by the Company to be appropriate to account for such taxes or related amounts, and must in all other respects follow any related procedures and conditions imposed by the Company.

Adjustment

The Option Plan contains provisions for the adjustment in the number of Common Shares subject to the Option Plan and issuable upon the exercise of Options, and the exercise price thereof in the event of any stock dividend, stock consolidations, subdivisions or reclassifications of shares, amalgamations, mergers, plans of arrangement, change of control (as defined in the Option Plan) transactions, take-over bid transactions or events which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of persons eligible to receive Options under the Option Plan.

Termination of, and Amendments to, the Option Plan

Subject to acceptance of the TSXV and other applicable regulatory authorities, and the policies and requirements thereof, the Board may terminate, suspend or amend the terms of the Option Plan; provided, however that the Board must obtain shareholder approval (and where required, disinterested shareholder approval) for the following actions:

(a)	increasing the maximum number of Common Shares that may be reserved for issuance upon the exercise of Options under the Option Plan;
(b)	placing limitations on the number of Options that may be granted to any one person or category of persons;
(c)	reducing the exercise price of Options;
(d)	granting to insiders, within a 12-month period, an aggregate number of Options exceeding 10% of the Company’s issued Common Shares, calculated at the date that the applicable Option is granted;
(e)	granting to any one optionee, within a 12-month period, an aggregate number of Options exceeding 5% of the Company’s issued Common Shares;
(f)	reserving for issuance such number of Common Shares under the Option Plan and all of the Company’s other security-based compensation arrangements in existence from time to time, where such reservation could result in the aggregate number of Common Shares granted to insiders exceeding 10% of the Company’s issued Common Shares;
(g)	materially modifying the requirements as to eligibility for participation in the Option Plan;
(h)	materially increasing the benefits accruing to participants under the Option Plan;
(i)	modifying the method for determining the exercise price of the Options;
(j)	modifying the maximum term of the Options;

(k)	modifying the expiry and termination provisions applicable to Options;
(l)	expanding the types of awards which may be granted under the Option Plan;
(m)	extending the duration of the Option Plan; or
(n)	modifying the termination and amendment provision of the Option Plan.

Notwithstanding the above, the Board may, without shareholder approval:

(a)	make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in the Option Plan or any Option;
(b)	make any addition to, deletion from or alteration of the provisions of the Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Option Plan; or
(c)	make any amendments to clarify existing provisions of the Option Plan or any Option provided that such changes do not have the effect of altering the scope, nature and intent of the Option Plan or any Option.

Particulars of the RSU Plan

Administration

The RSU Plan is administered by the Compensation Committee or such other committee as the Board determines. Subject to the limitations of the RSU Plan, without limiting the generality of the foregoing, the Compensation Committee has the power to: (i) interpret and administer the RSU Plan; (ii) establish, amend and rescind any rules and regulations relating to the RSU Plan; (iii) make any other determinations that the Compensation Committee deems necessary or desirable for the administration and operation of the RSU Plan; and (iv) prescribe, amend and rescind rules and procedures relating to the RSU Plan. The Board has the authority to designate Eligible Persons (as defined below) and determine the grant of RSUs to them.

Eligibility Under the RSU Plans

Pursuant to the RSU Plan, RSUs may be granted to the following persons (collectively, the “Eligible Persons”), from time to time by the Board, subject to the limitations set forth in the RSU Plan, but may not be granted when that grant would be prohibited by or in breach of applicable laws or any black out period then in effect:

(a)       a director of the Company or any of its subsidiaries;

(b)       an officer of the Company or any of its subsidiaries;

(c)       an employee of the Company or any of its subsidiaries; and

(d)	a consultant to the Company or any of its subsidiaries, which is an individual (or a corporation or partnership of which the individual is an employee, shareholder or partner), other than an employee, officer, management company employee or a director of the Company, that (i) is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or any of its subsidiaries, other than services provided in relation to a distribution; (ii) provides the services under a written contract between the Company or a subsidiary of the Company and the individual or the consultant company; (iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or its subsidiaries; and (iv) has a relationship with the Company or a subsidiary of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

Common Shares Reserved for Issuance Under the RSU Plan

The number of Common Shares which may be reserved for issuance under the RSU Plan and all other equity incentive plans of the Company, shall not exceed 1,155,218 Common Shares, provided that at no time may the number of Common Shares issuable under any and all of the Company’s equity incentive plans in existence from time to time on and after the effective date of the RSU Plan, including the Option Plan, exceed 1,155,218 Common Shares.

Limits on RSU Grants

The RSU Plan provides for the following limits on grants, unless approval by disinterested shareholders in accordance with the rules of the TSXV is obtained:

(a)	the maximum number of Common Shares which may be issuable to insiders of the Company under the RSU Plan and all of the Company’s other share compensation arrangement in existence from time to time may not exceed 10% of the issued and outstanding Common Shares;
(b)	the maximum number of Common Shares which may be issuable to any one Eligible Person under the RSU Plan and all of the Company’s other share compensation arrangement in existence from time to time may not exceed 5% of the issued and outstanding Common Shares;
(c)	the maximum number of Common Shares which may be issuable to any one consultant under the RSU Plan and all of the Company’s other share compensation arrangement in existence from time to time may not exceed 2% of the issued and outstanding Common Shares; and
(d)	the maximum number of Common Shares which may be issuable to all Eligible Persons retained by the Company to provide investor relations activities (as defined by the policies of the TSXV) as a group, under the RSU Plan and all of the Company’s other share compensation arrangement in existence from time to time may not exceed 2% of the issued and outstanding Common Shares.

Grants and Vesting of RSUs

The Compensation Committee may in its own discretion, at any time, and from time to time, grant RSUs to Eligible Persons as it determines appropriate, subject to the limitations set out in the RSU Plan. Subject to the terms of the RSU Plan, the Compensation Committee may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Compensation Committee deems appropriate. RSUs shall vest pursuant to the vesting schedule set out in an Eligible Person’s grant agreement evidencing the grant of the particular RSUs.

Notwithstanding any other provision of the RSU Plan, the Compensation Committee may in its sole and absolute discretion accelerate and/or waive any vesting or other conditions, for all or any RSUs for any Eligible Person at any time and from time to time.

Redemption of RSUs

Unless redeemed earlier in accordance with the RSU Plan and subject to any black-out periods then in effect, each one RSU will be redeemed by the Company on or about its applicable vesting date and, at such time, the holder thereof will be entitled to receive (i) one Common Share, (ii) cash representing the fair market value of such Common Share on the vesting date or (iii) a combination of (i) and (ii) above, as determined by the Compensation Committee in its sole discretion. Certain holders of RSUs may defer the receipt of all or any part of their entitlement to Common Shares and/or cash consideration in lieu of such Common Shares until a later date, in accordance with, and subject to restrictions as further set out in the RSU Plan.

Transferability of RSUs

RSUs are non-assignable and non-transferable except by will or by the laws of descent and distribution. All benefits and rights granted under the RSU Plan may only be exercised by the Eligible Persons.

Cessation of Employment

Unless otherwise determined by the Compensation Committee in its sole discretion, or as specified in the applicable RSU agreement:

(a)	subject to certain restrictions, if a holder of RSUs is terminated by the Company for cause or if a holder of RSUs voluntarily terminates his or her employment for any reasons or resigns as a director, as applicable, all of his or her RSUs that have not reached their respective redemption dates as at the date of termination will be cancelled, and all of his or her RSUs that have reached their respective redemption dates as at the date of termination but redemption thereof has been deferred by such holder will be redeemed as soon as possible for Common Shares, cash consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion;
(b)	subject to certain restrictions, in the event that the employment of a holder of RSUs is involuntarily terminated for reasons other than cause, his or her RSUs will be redeemed on the date of termination for Common Shares, cash consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such RSUs have vested at such time;
(c)	subject to certain restrictions, in the event that a director is not re-elected at an annual or special meeting of shareholders of the Company, his or her RSUs will be redeemed on the date of the annual or special meeting of shareholders for Common Shares, cash consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such RSUs have vested at such time;
(d)	subject to certain restrictions, in the event that an Eligible Person dies, his or her RSUs will be redeemed upon the date of death for Common Shares, cash consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion; and
(e)	if an RSU holder’s employment is terminated, for reasons other than cause, at any time within 12 months following a change of control (as defined in the RSU Plan), subject to the prior approval of the TSXV if required, the Company will redeem all outstanding RSUs granted to such holder, within 30 days following the date such holder provides actual service to the Company pursuant to a written notice of termination, for an equal number of Common Shares, cash consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion. No fractional RSUs may be issued.

No Compensation for Cancelled RSUs

An Eligible Person ceases to be an eligible to receive RSUs under the RSU Plan on his or her last day of actual and active employment with the Company or one of its subsidiaries. For the purposes of the RSU Plan, no period of notice of termination of employment that is or ought to have been given to an Eligible Person, after the date on which the he or she ceases to be an Eligible Person shall be included in determining such person’s entitlement under the RSU Plan.

Tax Withholding

The Company may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share and/or cash consideration including, without limiting the generality of the foregoing, the withholding of the issue of Common Shares and/or the withholding of all or any portion of any payment of the cash consideration, as applicable, to be issued and/or paid under the RSU Plan, until such time as the Eligible Person has paid the Company for any amount which the Company is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Compensation Committee may, if applicable, adopt administrative rules under the RSU Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the RSU Plan to satisfy withholding obligations under the RSU Plan.

Termination of RSU Plan

The Board may terminate the RSU Plan at any time in its absolute discretion. If the RSU Plan is so terminated, no further RSUs will be granted, but the RSUs then outstanding will continue in full force and effect in accordance with the provisions of the RSU Plan.

Adjustments

The RSU Plan contains provisions for the adjustment in the number of Common Shares subject to the RSU Plan and issuable on redemption of RSUs in the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than ordinary dividends) of the Company assets to shareholders or any other similar corporate transaction or event which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under the RSU Plan.

Amendments to the RSU Plan

Subject to applicable laws and regulatory approvals, the RSU Plan may be amended without shareholder approval for the following:

(a)	amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable regulatory requirements, including the rules of the TSXV, in place from time to time;
(b)	amendments to the provisions of the RSU Plan respecting administration of the RSU Plan and eligibility for participation under the RSU Plan;
(c)	amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSUs may be granted pursuant to the plan, including the provisions relating to the payment of the RSUs; and
(d)	minor changes of a “house-keeping nature”.

Disinterested shareholder approval is required for any amendments related to:

(a)	the number or percentage of issued and outstanding Common Shares available for grant under the RSU Plan;
(b)	a change in the method of calculation of redemption of RSUs held by Eligible Persons; and
(c)	an extension to the term for redemption of RSUs held by Eligible Persons.

FORWARD LOOKING INFORMATION

This Statement of Executive Compensation contains certain information which, as presented, constitutes "forward-looking information" within the meaning of applicable Canadian securities legislation and U.S. securities legislation. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, the administration of the Option Plan and RSU Plan, the Board’s use of Options and RSUs as part of the Company’s overall executive compensation plan, the establishment of an ad-hoc nomination committee from time to time, and the Company’s compensation philosophies and practices.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA’s financial projections; (ii) the Company’s ability to identify a product candidate; (iii) the Company’s ability to obtain approval to commence a clinical trial; (iv) the Company’s ability to obtain positive results of its research and development activities, including clinical trials; (v) obtaining necessary regulatory approvals; (vi) the Company’s ability to successfully out-license or sell its future products, if any, and in-license and develop new products; (vii) favorable general business, market and economic conditions (viii) the availability of financing on reasonable terms;(ix) the Company’s ability to attract and retain skilled staff; (x) market competition; (xi) the products and technology offered by the Company’s competitors; and (xii) the Company’s ability to protect patents and proprietary rights.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 13, 2018 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

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